UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CAPITAL SOUTHWEST CORP.

(Name of Issuer)
Common Stock, par value $0.25 per share

(Title of Class of Securities)
140501107

(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Moab Capital Partners, LLC and Moab Private Investments, L.P. are filing this Schedule 13G pursuant to Rule 13d-1(b). Moab Partners, L.P., Moab PI GP, LLC, and Michael M. Rothenberg are filing this Schedule 13G pursuant to Rule 13d-1(c).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 140501107	SCHEDULE 13G/A	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Moab Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 256,362
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 256,362
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,362
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 140501107	SCHEDULE 13G/A	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS Moab Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 256,362
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 256,362
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,362
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 140501107	SCHEDULE 13G/A	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS Michael M. Rothenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 256,362
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 256,362
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,362
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 140501107	SCHEDULE 13G/A	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS Moab Private Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON IA, PN

CUSIP No. 140501107	SCHEDULE 13G/A	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS Moab PI GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 140501107	SCHEDULE 13G/A	Page 7 of 11 Pages

Item 1.	(a) Name of Issuer

Capital Southwest Corp.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

5400 Lyndon B Johnson Freeway, Suite 1300

Dallas, Texas 75240

Item 2.	(a) Name of Person Filing:

This Schedule 13G is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Private Investments, LP (“MPI”); Moab PI GP, LLC (“MPI GP”); Moab Partners, L.P. (“Moab LP”); and Mr. Michael M. Rothenberg (each, a “Reporting Person”).

Item 2.	(b) Address of Principal Business Office:

For each Reporting Person,

152 West 57th Street, 9th Floor

New York, New York 10019

Item 2.	(c) Citizenship:

Moab LLC is a Delaware limited liability company

MPI is a Delaware limited partnership

MPI GP is a Delaware limited liability company

Moab LP is a Delaware limited partnership

Mr. Rothenberg is a United States citizen

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.25 per share

Item 2.	(e) CUSIP No.:

140501107

CUSIP No. 140501107	SCHEDULE 13G/A	Page 8 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

*Moab LLC and MPI are investment advisers in accordance with § 240.13d-1(b)(1)(ii)(E).

CUSIP No. 140501107	SCHEDULE 13G/A	Page 9 of 11 Pages

Item 4. Ownership

For Mr. Rothenberg:

(a) Amount beneficially owned: 256,362

(b) Percent of class: 1.4%*

(c) Number of shares to which the Mr. Rothenberg has:

(i) Sole power to vote or to direct the vote: 256,362

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 256,362

(iv) Shared power to dispose or to direct the disposition of: 0

For each of Moab LLC and Moab LP:

(a) Amount beneficially owned: 256,362

(b) Percent of class: 1.4%*

(c) Number of shares to which Moab LLC and Moab LP have:

(i) Sole power to vote or to direct the vote: 256,362

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 256,362

(iv) Shared power to dispose or to direct the disposition of: 0

For MPI and MPI GP:

(a) Amount beneficially owned: 0

(b) Percent of class: Less than 0%*

(c) Number of shares to which MPI and MPI GP have:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

*The Company’s Form 10-K/A filed on December 20, 2019 indicated that the total number of shares of Common Stock outstanding was 17,927,329 as of September 30, 2019.

Moab LP is managed by Moab LLC on a discretionary basis. Moab LLC, in its capacity as investment adviser to Moab LP, may be deemed to be the beneficial owner of the securities owned by Moab LP, as in its capacity as investment adviser it has the power to dispose of, direct the disposition of, and vote such securities.

A separately managed account is managed by MPI on a discretionary basis. MPI GP is the general partner of MPI. By virtue of these relationships, each of MPI and MPI GP may be deemed to be the beneficial owner of the securities owned by such account, as in such capacities, MPI and MPI GP have the power to dispose of, direct the disposition of, and vote such securities.

Michael M. Rothenberg is an owner and a Managing Member of Moab LLC and MPI GP. As a control person of Moab LLC, MPI and MPI GP, Mr. Rothenberg may be deemed to beneficially own the securities owned by Moab LP and the separately managed account. Pursuant to Rule 13d-4, Moab LLC and Moab LP each disclaim beneficial ownership of the securities owned by the separately managed account, and MPI GP and MPI each disclaim beneficial ownership of the securities owned by Moab LP.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Item 4 above.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 140501107	SCHEDULE 13G/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

Moab Partners, L.P. By: Moab GP, LLC, its General Partner By: Moab Capital Partners, LLC, its Managing Member

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

Moab Private Investments, L.P. By: Moab PI GP, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

Moab PI GP, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

Michael M. Rothenberg

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg

CUSIP No. 140501107	SCHEDULE 13G/A	Page 11 of 11 Pages

JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each reference to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: February 14, 2020

Moab Partners, L.P. By: Moab GP, LLC, its General Partner By: Moab Capital Partners, LLC, its Managing Member

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

Moab Private Investments, L.P. By: Moab PI GP, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

Moab PI GP, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

Michael M. Rothenberg

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg